UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 1-5231

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

McDONALD'S CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Oak Brook, Illinois

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statements

    Statement of Net Assets Available For Benefits as of December 31, 2008   2

    Statement of Net Assets Available For Benefits as of December 31, 2007   3

    Statement of Changes In Net Assets Available For Benefits For the Year Ended December 31, 2008   4

    Notes to Financial Statements   5

Supplemental Schedule

    Schedule H, Line 4i—Schedule of Assets (Held at End of Year)   17

Signatures

Exhibits

    Exhibit 23.1 – Consent of Crowe Horwath LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald's Corporation
   Profit Sharing Administrative Committee
Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of McDonald's Corporation Profit Sharing and Savings Plan ("the Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 11, 2009

1

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008
(Amounts in thousands)

	Participant-Directed Investments	ESOP Allocated Account	ESOP Unallocated Account	Total 2008
ASSETS				
Investments in the McDonald's Corporation Profit Sharing and Savings Plan, at fair value				
Short-term investments	$ 88,805	$ 5,985	$ 3,659	$ 98,449
US Treasury bonds	1,950	—	—	1,950
Mutual funds	179,044	—	—	179,044
American depository receipts, common and preferred stock other than McDonald's Corporation common stock	128,290	—	—	128,290
McDonald's Corporation common stock	744,122	256,541	255,816	1,256,479
Common collective funds	547,804	—	—	547,804
Wrapper contracts	1,184	—	—	1,184
Participant loans	24,384	—	—	24,384
Securities loaned	31,166	—	—	31,166
Pooled cash collateral	31,506	—	—	31,506
Total investments	1,778,255	262,526	259,475	2,300,256
Receivables				
Company contributions	29,507	—	—	29,507
Accrued income	793	3	2	798
Dividends	—	—	5	5
Other	73	(72)	(1)	—
Total receivables	30,373	(69)	6	30,310
Total assets	1,808,628	262,457	259,481	2,330,566
LIABILITIES				
Management and administrative expenses payable	421	—	—	421
Obligation for collateral received for loaned securities	31,506	—	—	31,506
Accrued interest expense	—	—	2,078	2,078
Notes payable	—	—	63,635	63,635
Other liabilities	659	39	—	698
Total liabilities	32,586	39	65,713	98,338
Net assets reflecting all investments at fair value	1,776,042	262,418	193,768	2,232,228
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	50,743	—	—	50,743
NET ASSETS AVAILABLE FOR BENEFITS	$1,826,785	$262,418	$193,768	$2,282,971

See accompanying notes to financial statements.

2

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007
(Amounts in thousands)

	Participant-Directed Investments	ESOP Allocated Account	ESOP Unallocated Account	Total 2007
ASSETS				
Investment in the McDonald's Corporation Profit Sharing and Savings Master Trust, at fair value				
Investment securities	$2,002,327	$271,740	$286,576	$2,560,643
Participant loans	22,502	—	—	22,502
Total investments	2,024,829	271,740	286,576	2,583,145
Receivables				
Company contributions	29,134	—	—	29,134
Accrued income	11	32	27	70
Other	93	(91)	(2)	—
Total receivables	29,238	(59)	25	29,204
Total assets	2,054,067	271,681	286,601	2,612,349
LIABILITIES				
Management and administrative expenses payable	420	1	—	421
Notes payable and other liabilities	1,207	45	73,814	75,066
Total liabilities	1,627	46	73,814	75,487
Net assets reflecting all investments at fair value	2,052,440	271,635	212,787	2,536,862
NET ASSETS AVAILABLE FOR BENEFITS	$2,052,440	$271,635	$212,787	$2,536,862

See accompanying notes to financial statements.

3

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008
(Amounts in thousands)

	Participant-Directed Investments	ESOP		Total 2008
		Allocated Account	Unallocated Account	
Additions to net assets attributed to:				
Net appreciation/(depreciation) in fair value of investments				
Mutual funds	$ (143,945)	$ —	$ —	$ (143,945)
American depository receipts, common and preferred stock other than McDonald's Corporation common stock	(113,052)	—	—	(113,052)
McDonald's Corporation common stock	40,699	13,604	12,303	66,606
Common collective funds	(48,961)	—	—	(48,961)
Participant loan interest income	1,821	—	—	1,821
Securities lending income	588	—	—	588
Interest income	28,443	119	51	28,613
Dividends	29,044	7,003	6,974	43,021
Commission recapture	49	—	—	49
Total net investment income	(205,314)	20,726	19,328	(165,260)
Contributions				
Company	57,862	13,917	2,277	74,056
Participant	48,794	—	—	48,794
Rollovers	1,576	—	—	1,576
Total contributions	108,232	13,917	2,277	124,426
Interfund transfers-in	23,100	—	—	23,100
Other	103	—	—	103
Total additions	(73,879)	34,643	21,605	(17,631)
Deductions from net assets attributed to:				
Benefits paid to terminated participants and withdrawals	149,189	20,715	—	169,904
Management and administrative expenses	2,397	43	—	2,440
Interfund transfers-out		23,099	1	23,100
Interest expense	—	—	4,687	4,687
Company matching with profit sharing forfeitures	190	—	—	190
Company matching with ESOP shares	—	—	35,936	35,936
Other		3	—	3
Total deductions	151,776	43,860	40,624	236,260
Net decrease	225,655	9,217	19,019	253,891
Net assets available for benefits				
Beginning of year	2,052,440	271,635	212,787	2,536,862
End of year	$1,826,785	$262,418	$193,768	$2,282,971

See accompanying notes to financial statements.

4

NOTE 1—DESCRIPTION OF PLAN

General: The McDonald's Corporation Profit Sharing and Savings Plan (the Plan) was last amended and restated in its entirety on July 1, 2008. As of December 31, 2007, the Plan was funded by the McDonald's Corporation Profit Sharing and Savings Master Trust (the Master Trust) and held a 100% interest in the Master Trust. Effective January 1, 2008, a final Form 5500 for the Master Trust was filed. Therefore, the Plan has reported its investments in the underlying assets of the Master Trust as held directly by the Plan as of and for the year ended December 31, 2008.

The Plan is administered by a committee of individuals (Administrative Committee) appointed by the Chief Executive Officer of McDonald's Corporation (the Company). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. The term "Company" includes all participating employers in describing eligibility and contributions below.

Salaried restaurant management employees and staff employees (including part-time staff employees) are eligible to make nonmatched 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. Crew employees are eligible to make 401(k) contributions on a matched basis after one year of "eligible service" as defined by the Plan document.

Highly compensated employees under Internal Revenue Service rules will not be able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Salaried restaurant management employees, who are not contributing to the Plan, will be enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits and may contribute more than 50% if payroll tax and other withholding requirements are met. Participants may also contribute distributions (excluding any after-tax employee contributions) from other tax qualified plans (within 60 days of receiving a payout from the other plan), tax deferred annuities, qualified employee annuities, deferred compensation arrangements maintained by a governmental employer as described in Internal Revenue Code (IRC) Section 457(e)(16), and rollover individual retirement accounts established with the proceeds of a distribution from one of the plans described above provided that additional contributions had not been made, from a SEP IRA described in Section 408(e), from a simple retirement account described in Section 408(p), and from the Federal Thrift Plan.

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Blended Stock/Bond Fund, Real Estate Securities Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, Global Themes Fund, Small Cap Index Fund, Aggressive Stock Fund,

5

NOTE 1—DESCRIPTION OF PLAN (Continued)

McDonald's Common Stock Fund, and the McDonald's ESOP Stock Fund. No more than 20% of a participant's future contribution elections may be invested in the McDonald's Common Stock Fund. The future contribution election company stock limitation applies to a participant's 401(k) contribution and the Company's discretionary matching contribution, if any.

The trustees, individuals appointed by the Board of Directors of McDonald's Corporation (the Board), are authorized to invest certain assets of the Plan in shares of Company stock. The allocated ESOP shares are held by The Northern Trust Company (Northern Trust), the custodian of the Plan. The unallocated ESOP shares are also held at Northern Trust as collateral for loans by the Company. Other than pass through dividends, proceeds from the ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

The Company contributes (after one year of eligible service) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. A discretionary profit-sharing match may be contributed at the option of the Board. For 2008, the Company made a 4% discretionary profit sharing match to the Plan.

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan's investment funds, including Company stock. For participants who are automatically enrolled, the participant's 401(k) contributions are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election. Company Matching contributions are invested in the McDonald's ESOP Stock Fund for employees who are automatically enrolled in the Plan until the participant elects to direct such amounts to other funds offered.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's Matching contribution (based on the Safe Harbor match) and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald's Series B Convertible Preferred Stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market.

In 1992 and 1995, the Company redeemed these preferred shares. Prior to each redemption, the Plan's Trustees converted each share of Preferred Stock into 0.7692 shares of McDonald's Common Stock. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan.

Released shares are used to make matching allocations. Due to the Leveraged ESOP refinancing discussed in Note 7, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

NOTE 1—DESCRIPTION OF PLAN (Continued)

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald's Series C Convertible Preferred Stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. In 1995, the Company redeemed the remaining preferred shares. Prior to each redemption, the Plan's Trustees converted each share of Preferred Stock into 0.8 shares of McDonald's Common Stock. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Released shares are used to make matching allocations.

Vesting: All participants' accounts under the Plan are 100% vested.

Diversification: Participants can elect to fully diversify all accounts in the Plan, regardless of age.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants' highest outstanding loan balance during the preceding 12-month period. All loans are subject to a $66 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant's account and bear interest based on the prime rate in effect on the first day of the month in which the loan is processed, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by McDonald's Corporation are entitled to receive the interest in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age $70\,1/2$ unless an earlier distribution is elected.

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant's investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, will be used to make a portion of the Company match.

In-Service Withdrawals: Participants $59\,1/2$ or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. Participants who have been in the Plan for at least 60 months are eligible to withdraw up to 75% of their ESOP and Profit Sharing Accounts while still employed with the Company. Participants may only make one withdrawal in a calendar year, with regard to Profit Sharing and ESOP accounts. Participants can elect to receive all or any part of their Investment Savings and Stock Sharing account balances either while still employed or after termination.

NOTE 1—DESCRIPTION OF PLAN (Continued)

Pass Through Dividend Election: Participants are offered the choice of having dividends earned on shares of McDonald's common stock paid directly to them in cash or reinvested in their accounts in McDonald's stock.

Voting: Participants are entitled to direct the Trustees in voting shares of McDonald's stock credited to their accounts. In addition, participants may direct the vote on unallocated and unvoted shares based on the relative allocated shares credited to their accounts.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements (FAS 157)*. The Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active*. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008, was not material to the Plan's net assets available for benefits.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008; however, the Plan did not elect the fair value option for any financial assets or financial liabilities other than what is required under FAS 157.

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

Investment Valuation: The Plan's investments are reported at fair value. As of December 31, 2007, the Plan's interest in the Master Trust is reported at estimated fair value, reflecting the estimated fair values of the underlying investments of the Master Trust. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan, including securities loaned and pooled cash collateral.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. FAS 157 established a fair value hierarchy which required the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

- Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks and American Depository Receipts (ADR) are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). Fair values of U.S. Treasury bonds reflect the closing price reported in the active market in which the security is traded (level 1 inputs). The fair values of investments in common collective trusts are valued as determined by the custodian based on their net asset values and supported by the value of the underlying securities. Short-term investments consist of a common collective trust with principal preservation as its primary objective. The fair values of common collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The plan investments include a Stable Value Fund which is a unitized fund managed by JPMorgan solely for the Plan. The Stable Value Fund includes synthetic guaranteed investment contracts which are comprised of common collective trusts, short-term investments, U.S. Treasury bonds (level 1 inputs), and benefit responsive wrapper contracts (level 3 inputs).

Benefit responsive wrapper contracts with various insurance carriers are utilized to provide market and cash flow risk protection to the Plan for the Stable Value Fund. The fair values of the wrapper contracts associated with the synthetic investment contracts within the Stable Value Fund have been based upon the estimated replacement costs of the wrap contracts projected for the duration of the associated portfolio and discounted back to the financial statement dates (level 3 inputs). The fair value of the wrapper contracts at December 31, 2007 were zero.

Contract value of the synthetic guaranteed investment contracts represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Participant loans are reported at cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

Investments measured at fair value on a recurring basis are summarized below (amounts in thousands):

	Fair Value Measurements at December 31, 2008, Using		
	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments, excluding participant loans	$ 1,596,929	$ 677,759	$ 1,184

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008 (amounts in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Wrapper Contracts)
Beginning balance, January 1, 2008	$ —
Change in estimated fair value of wrapper contracts*	1,184
Ending balance, December 31, 2008	$ 1,184

---

* Unrealized appreciation, reflected as increase in investments and an offsetting adjustment from fair value to contract value in the statement of net assets available for benefits.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Long-Term Debt: The fair value of the Plan's long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities. As of December 31, 2008, the estimated fair value and carrying value of the Plan's long-term debt was $ 74,128,000 and $63,635,000, respectively.

Securities Lending: The Plan may lend its securities to qualified brokers through participation in a securities lending program administered by Northern Trust. The loans are collateralized at all times primarily by an allocation of a collateral pool administered by Northern Trust with a market value at least equal to the market value plus any accrued interest or dividends of the securities on loan. The securities on loan and the collateral received from the borrowers are reflected on the statements of net assets available for benefits at fair value as of the financial statement dates. The obligation to return the collateral is also reflected on the statement of net assets as a liability (see Note 13).

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the market value of shares of McDonald's common stock purchased through the ESOP which has not been released for allocation to participants' accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the market value of the shares as they are allocated to participants.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3—INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan's net assets at December 31, 2008. All of the Plan's investments as of December 31, 2007 were invested in the Master Trust (Note 4).

Investments at fair value:	
McDonald's Corporation Common Stock Fund	$1,256,479,000

NOTE 4—INTEREST IN MCDONALD'S CORPORATION PROFIT SHARING AND SAVINGS MASTER TRUST

The Plan's interest in the net assets of the Master Trust is included in the accompanying 2007 statement of net assets available for benefits (Note 1). A summary of the net assets of the Master Trust as of December 31, 2007 is as follows:

	2007		
	Allocated	Unallocated	Total
Investments, at fair value			
Short-term investments	$ 41,246,096	$ 7,127,806	$ 48,373,902
Common collective funds	461,794,620	—	461,794,620
Mutual funds	427,528,091	—	427,528,091
Common/preferred stocks other than McDonald's	209,640,823	—	209,640,823
McDonald's Corporation common stock	1,068,522,717	279,448,598	1,347,971,315
Participant loans	22,501,915	—	22,501,915
Securities loaned	64,735,881	—	64,735,881
Pooled cash collateral	66,442,949	—	66,442,949
Total investments	2,362,413,092	286,576,404	2,648,989,496
Obligation for collateral received for loaned securities	(66,442,949)	—	(66,442,949)
Accrued income	599,011	—	599,011
Net assets reflecting all investments at fair value	2,296,569,154	286,576,404	2,583,145,558
Net assets of master trust	$2,296,569,154	$286,576,404	$2,583,145,558

NOTE 5- INVESTMENT CONTRACTS

The Plan investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by JPMorgan. The Stable Value Fund holds synthetic guaranteed investment contracts, with common collective funds, short-term investments, and U.S. Treasury bonds as underlying investments. The contracts are included in the financial statements at fair value as of December 31, 2008 and contract value as of December 31, 2007 (which approximated fair value).

The investment contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts. The Plan's allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value is reflected as an adjustment from fair value to contract value on the statement of net assets as of December 31, 2008. No adjustment is reflected in the Plan's 2007 statement of net assets available for benefits, or in the presentation of the net assets of the Master Trust in Note 4, as the fair value of the investment contracts has been estimated to approximate their aggregate contract value.

	2008	2007
Average contract yield, in the aggregate for all contracts:		
Based on annualized earnings [1]	3.50%	5.48%
Based on interest rate credited to participants [2]	3.34%	5.38%

[1] Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts' investments on the same date.

[2] Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts' investments on the same date.

NOTE 6—NONPARTICIPANT-DIRECTED INVESTMENTS

The unallocated ESOP, as disclosed in the "Unallocated Account" column on pages 2 through 4 of the basic financial statements, consists solely of nonparticipant-directed investments.

NOTE 7—NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for three years with a final maturity of July 15, 2002. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

In December 1994, the Leveraged ESOP issued a total of $17,460,000 of 6.52%, 6.59%, and 6.57% Guaranteed ESOP Notes, Series C, with final maturities of September 15, 2004, June 1, 2006, and December 1, 2005, respectively. All payments on Series C notes have been made.

The Series A/B Notes are collateralized by unallocated shares of McDonald's common stock, valued at $255,815,891 at December 31, 2008. All Notes are guaranteed by McDonald's Corporation. Holders of the Notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald's common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next five years and beyond (in thousands):

	Series A Notes	Series B Notes	Total
2009	$ 5,291	$ 2,666	$ 7,957
2010	5,318	2,679	7,997
2011	5,363	2,702	8,065
2012	5,425	2,733	8,158
2013	5,506	2,773	8,279
Beyond 2013	15,414	7,765	23,179
Total over remaining life of notes	$42,317	$21,318	$63,635

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to allow an employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 9 – ADMINISTRATIVE FEES

The investment managers' fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants' accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. All administrative expenses associated with the Plan are paid by the Company. Effective July 1, 2008, all custodian fees associated with the Plan were paid by the Company. Prior to July 1, 2008, custodian fees were paid by the Plan.

NOTE 10 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 19, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the effective date of the determination letter; however, the Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan filed a determination request with the Internal Revenue Service on November 1, 2007.

NOTE 11 – TRANSACTIONS WITH PARTIES IN INTEREST

During 2008, the Plan received $34,888,128 in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 7, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

During 2008, fees totaling $2,440,000 were paid by the Plan to the managers of the investments held in the Plan. These transactions qualify as party-in-interest transactions.

Certain Plan assets are invested in participant loans or investments managed by The Northern Trust Company, the custodian of the Plan, therefore these transactions qualify as party-in-interest. A portion of the Plan's assets are also invested in Company stock (see Notes 3 and 4).

NOTE 12 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 13 – SECURITIES LENDING

The Plan attempts to increase its investment income by lending securities, through the asset custodian, to independent third parties. When the Plan lends securities, it is subject to a risk of failure by the borrower to return the loaned securities, a delay in delivery of the securities, or potential loss from declines in the value of investment collateral, in which case the Plan may incur a loss. To limit this risk, such loans are contractually required to be continuously secured by the collateral consisting of cash, cash equivalents, or U.S. Treasury bonds in an amount at least equal to the market value of the securities loaned. As of December 31, 2008, $31,165,702 of the Plan's securities on loan as reported in Note 3 were secured by cash collateral with a market value of $31,505,594. As of December 31, 2007, $64,735,881 of the Master Trust's securities on loan as reported in Note 3 were secured by cash collateral with a market value of $66,442,949.

Effective September 19, 2008, Northern Trust declared a collateral deficiency under its Securities Lending Authorization Agreement ("Lending Agreements") with respect to five of its commingled cash collateral investment pools. As a consequence of the collateral deficiency, Northern Trust has allocated a portion of the collateral deficiency to each participating client, including the Plan, with the Plan's allocation being $847,300.

On October 29, 2008, Northern Trust made a cash payment of $100,240 to reduce the Plan's allocated portion of the collateral deficiency. Effective January 1, 2009, all security lending income earned by the Plan is being used to reduce the collateral deficiency.

The Plan has been informed by Northern Trust that there is no immediate repayment required from participating clients unless a client decides to exit the Lending Agreements. As of December 31, 2008, the Plan has not exited the Lending Agreements. The risk of realized loss to the Plan associated with this collateral deficiency is not determinable. Accordingly, no provisions for realized loss relative to the Lending Agreements collateral deficiency have been recorded in the Plan's financial statements as of December 31, 2008.

NOTE 14 – FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to net assets per the Form 5500:

	2008	**2007**
Net assets available for benefits per the financial statements	$2,282,971,000	$2,536,862,000
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(50,743,000)	—
Net assets per the Form 5500	$2,232,228,000	$2,536,862,000

Following is a reconciliation of the decrease in net assets available for benefits per the financial statements for the year ended December 31, 2008, to net loss per the Form 5500:

Decrease in net assets available for benefits per the financial statements	$(253,891,000)
Adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2008	(50,743,000)
Net loss per the Form 5500	$(304,634,000)

NOTE 15 – SUBSEQUENT EVENTS

Effective January 1, 2009, the Plan was amended so that no participant or beneficiary shall be required to receive any Required Minimum Distribution in the 2009 calendar year.

Effective January 1, 2009, the loan processing fee increased from $66 to $68.

16

MCDONALD'S CORPORATION PROFIT SHARING and SAVINGS PLAN
PLAN YEAR END DECEMBER 31, 2008
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

(a)	(b) (c) IDENTITY OF ISSUER/DESCRIPTION	(d) COST **	(e) MARKET VALUE
	PENDING TRADES		
	United States dollar - Pending Trade Purchases		(213,356.66)
	United States dollar - Pending Trade Purchases		(389,666.26)
	United States dollar - Pending Trade Purchases		(158,647.42)
	United States dollar - Pending Trade Purchases		(21,751.70)
	United States dollar - Pending Trade Purchases		(73,221.74)
	United States dollar - Pending Trade Sales		408,571.45
	United States dollar - Pending Trade Sales		58,195.89
	United States dollar - Pending Trade Sales		23,916.91
	United States dollar - Pending Trade Sales		47,336.39
	TOTAL PENDING TRADES		**(318,623.14)**
	CORPORATE COMMON STOCKS & AMERICAN DEPOSITORY RECEIPTS		
	#REORG/GENENTECH INC CASH MERGER EFF 3/26/09		2,313,189.00
	#REORG/INTERWOVEN INC CASH MERGER EFF 3/16/09		122,761.80
	#REORG/NOBLE CORPORATION STK MERGER TO NOBLE CORP SWITZ 2051409 EFF 3/27/09		46,720.35
	#REORG/WEATHERFORD INTL LTD PLAN O REORGTO WEATHERFORD INTL 2050508 2/26/09		31,648.50
	#REORG/WILLBROS GROUP INC STK MERGR TO WILLBROS GROUP INC 969203108 3/3/09		187,076.89
	1ST HORIZON NATL CORP COM		163,200.80
	3COM CORP COMMON STOCK		510,013.20
	99 CENTS ONLY STORES COM		663,035.66
	ABBOTT LAB COM		1,809,243.00
	ABIOMED INC COM		14,498.86
	ABM INDS INC COM		248,011.95
	ACCENTURE LTD BERMUDA CLS A COM		173,787.00
	ACCO BRANDS CORP COM		286,008.45
	ACE LTD COM STK		1,749,006.00
	ACTIVISION BLIZZARD INC COM STK		140,227.20
	ADOBE SYS INC COM		982,746.40
	ADR ABB LTD SPONSORED ADR		128,680.73
	ADR ARACRUZ CELULOSE S A SPONSORED ADR REPSTG CL B SHS		1,128.00

17

ADR AXA SA SPONSORED ADR	12,920.25
ADR BAE SYS PLC SPONSORED ADR	15,059.25
ADR BASF AKTIENGESELLSCHAFT - LEVEL I	21,620.50
ADR BHP BILLITON LTD SPONSORED ADR	51,265.50
ADR BRIT AMERN TOB PLC SPONSORED COM STK	25,146.50
ADR CADBURY PLC SPONSORED ADR ADR	259,499.25
ADR CHINA GRENTECH CORP LTD	51,988.80
ADR COMPANHIA VALE DO RIO DOCE SPONSOREADR	27,247.50
ADR INTERCONTINENTAL HOTELS GROUP PLC NEW SPONSORED ADR NEW JUNE 2007	223,336.71
ADR NESTLE S A SPONSORED ADR REPSTG REG SH	41,685.00
ADR NETEASE COM INC SPONSORED	553,560.80
ADR NOVARTIS AG	2,072,504.00
ADR RANDGOLD RES LTD ADR	1,266,433.20
ADR RIO TINTO PLC SPONSORED ADR	21,694.04
ADR ROCHE HLDG LTD SPONSORED ADR ISIN #US771195104	313,855.00
ADR RWE AKTIENGESELLSCHAF	13,672.50
ADR SHANDA INTERACTIVE ENTMT LTD SPONSORED ADR	538,988.16
ADR TENARIS S A SPONSORED ADR	14,686.00
ADR TEVA PHARMACEUTICAL INDS	1,472,922.00
ADR TOTAL SA	1,404,620.00
ADR UNILEVER N V NEW YORK SHS NEW	31,301.25
ADR VODAFONE GROUP PLC NEW SPONSORED ADRNEW ADR	2,172,772.00
ADR YARA INTL ASA SPONSORED ADR	2,203.00
AECOM TECHNOLOGY CORP DELAWARE COM	335,663.79
AEROVIRONMENT INC COM	27,460.26
AETNA INC	87,780.00
AGNICO EAGLE MINES LTD COM	260,243.10
AIRGAS INC COM	107,612.40
ALBERTO-CULVER CO NEW COM STK	147,060.00
ALCON INC COM CHF0.20	1,302,174.00
ALEXION PHARMACEUTICALS INC COM	505,176.21
ALLERGAN INC COM	101,606.40
ALLIED HEALTHCARE PRODS INC COM	287,761.17
ALLOS THERAPEUTICS INC COM ISIN US019777101	5,862.96
ALMOST FAMILY INC COM	34,319.74
ALTERA CORP COM	167,267.10
AMAZON COM INC COM	1,384,560.00
AMERICAN TOWER CORP CL A	136,924.40
AMERICAS CAR-MART INC COM	14,831.94
AMERISOURCEBERGEN CORP COM	62,761.60
AMERN ITALIAN PASTA CO CL A	15,526.30
AMERN SCI & ENGR INC COM	19,969.20
AMETEK INC NEW COM	136,398.15

ANNALY CAP MGMT INC COM	1,091,586.21
ANWORTH MTG AST CORP COM	1,259,521.26
AON CORP COM	126,533.60
APEX SILVER MINE LTD COM STK	49,196.00
APOLLO GROUP INC CL A CL A	228,327.60
APPLE INC	1,118,255.70
ARCSIGHT INC STK	6,279.84
ARENA RES INC COM	110,421.79
ARGAN INC COM	5,366.63
ASHLAND INC NEW COM	84,500.40
ASIAINFO HLDGS INC COM	14,125.12
ASPENBIO INC COM	4,726.22
ASTEC INDS INC COM	304,464.94
AT&T INC COM	692,607.00
ATHEROS COMMUNICATIONS INC COM	87,291.00
ATS MED INC COM	4,356.26
AVON PRODUCTS INC COM USD0.25	267,934.50
AXSYS TECHNOLOGIES INC COM	5,815.16
BAKER HUGHES INC COM	1,396,648.50
BAKERS FOOTWEAR GROUP INC COM	16,265.52
BANK NEW YORK MELLON CORP COM STK	1,220,909.68
BANK OF AMERICA CORP	412,544.00
BANK OF THE OZARKS INC COM	14,612.52
BAXTER INTL INC COM	1,639,854.00
BERKLEY W R CORP COM	102,610.00
BIGBAND NETWORKS INC COM CDT-COM	9,621.36
BIO-REFERENCE LABS INC COM PAR $0.01 NEW	140,723.95
BJS WHSL CLUB INC COM STK	327,559.86
BK HAW CORP COM	230,367.00
BLACKROCK INC COM STK	64,392.00
BRIGGS & STRATTON CORP CAP	234,826.50
BROADCOM CORP CL A CL A	216,706.90
BROADRIDGE FINL SOLUTIONS INC COM STK	413,506.50
BROCADE COMMUNICATIONS SYS INC COM NEW STK	108,178.00
BROOKFIELD ASSET MGMT INC VOTING SHS CL A VOTING SHS CL A	8,398.50
BROWN & BROWN INC COM	278,492.50
BROWN-FORMAN INC CL B NON-VTG COM	82,384.00
C H ROBINSON WORLDWIDE INC COM NEW COM NEW	174,445.10
CABLEVISION NY GROUP CL A COM	85,715.60
CALGON CARBON CORP COM	8,540.16
CAMERON INTL CORP COM STK	122,180.00
CANADIAN NATL RY CO COM	24,813.00
CAP 1 FNCL COM	1,017,291.00
CAPSTEAD MTG CORP COM NO PAR COM NO PAR	1,208,770.95
CARDIONET INC COM STK	7,493.60
CASELLA WASTE SYS INC CL A COM STK	281,724.00
CAVCO INDS INC DEL COM STK	158,651.00

CAVIUM NETWORKS INC COM	59,696.80
CDN NAT RES LTD COM CDN NAT RES COM STK	360,299.76
CDN PAC RY LTD COM CDN PAC RY LTD	19,331.50
CELGENE CORP COM	1,188,520.00
CENTURY CASINOS INC COM	54,289.24
CEVA INC COM	2,653.00
CHALLENGER ENERGY CORP COM STK	2,816.35
CHAMPION ENTERPRISES INC COM	95,718.00
CHIMERA INVT CORP COM STK	93,029.25
CHURCH & DWIGHT INC COM	36,478.00
CIN BELL INC NEW COM STK	110,955.70
CISCO SYSTEMS INC	3,368,395.00
CITADEL BROADCASTING CORP COM	13,552.80
CITRIX SYS INC COM	115,257.30
CLARUS CORP DEL COM	62,921.25
CLEAN HBRS INC COM	95,160.00
CLIFFS NAT RES INC COM STK	56,854.20
CLOROX CO COM	113,898.00
CMNTY BANCORP NEV COM STK	62,369.78
COCA COLA CO COM	2,944,813.50
COGENT INC COM	563,344.98
COINSTAR INC COM	391,175.50
COLGATE-PALMOLIVE CO COM	1,624,398.00
COMPASS MINERALS INTL INC COM	73,325.00
COMSTOCK RES INC COM NEW COM NEW	379,181.25
CONSOL ENERGY INC COM	191,200.20
CONTL AIRL INC CL B	119,196.00
CON-WAY INC COM STK	308,959.00
COOPER INDUSTRIES INC COM	26,307.00
COPA HOLDINGS SA COM STK	693,084.88
CORE LAB NV NLG0.03	5,986.00
CORNELL COMPANIES INC COM	9,034.74
COSTCO WHOLESALE CORP NEW COM	1,401,750.00
COUGAR BIOTECHNOLOGY INC COM STK	3,510.00
COVANCE INC COM	78,711.30
COVANTA HLDG CORP COM	118,584.00
COX RADIO INC CL A	338,663.50
CRACKER BARREL OLD CTRY STORE INC COM	249,962.60
CRAWFORD & CO CL A CL A	312,904.50
CRAY INC COM NEW STK	65,135.20
CROSS CTRY HEALTHCARE INC COM	238,384.80
CSX CORP COM	1,061,769.00
CV THERAPEUTICS INC COM	275,728.98
CVS CAREMARK CORP COM STK	2,942,976.00
CYBERSOURCE CORP DEL COM	363,009.24
DARDEN RESTAURANTS INC COM	96,093.80
DAVITA INC COM	112,028.20
DECKERS OUTDOOR CORP COM	138,175.10
DEL MONTE FOODS CO COM	305,235.00
DELIA*S INC NEW COM	83,450.40

DENTSPLY INTL INC NEW COM	84,720.00
DIAGEO PLC SPONSORED ADR NEW	31,207.00
DIAMONDROCK HOSPITALITY CO COM STK	135,749.25
DIANA SHIPPING INC COM STK	113,806.44
DISCOVERY COMMUNICATIONS INC NEW COM SERA STK	96,939.36
DISCOVERY COMMUNICATIONS INC NEW COM SERC COM SER C	87,383.14
DOLLAR TREE INC COM STK	81,510.00
DRESSER-RAND GROUP INC COM	83,317.50
DU PONT E I DE NEMOURS & CO COM STK	1,343,430.00
DYCOM INDS INC COM	310,305.00
ECOLAB INC COM	117,752.50
EL PASO CORP COM	159,575.40
ELECTRO RENT CORP COM	198,993.96
EMCORE CORP COM	29,627.00
EMERGENT BIOSOLUTIONS INC COM	5,483.10
ENCORIUM GROUP INC COM STK	111,138.48
ENERGY RECOVERY INC COM	10,339.12
ENERGY XXI (BERMUDA) COM STK	40,933.85
ENSIGN GROUP INC COM STK	222,390.90
EPIQ SYS INC COM	15,707.40
EQUINIX INC COM NEW COM NEW	354,085.83
ESCO TECHNOLOGIES INC	131,040.00
EVANS & SUTHERLAND COMPUTER CORP COM	42,270.00
EXPEDITORS INTL WASH INC COM	61,216.80
EXPRESS SCRIPTS INC COM	286,995.60
EXXON MOBIL CORP COM	514,903.50
F5 NETWORKS INC COM STK	221,056.20
FAMILY DLR STORES INC COM	180,482.61
FIRST AMERN CORP CALIF COM	362,656.17
FIRST SEC GROUP INC COM	66,310.86
FIRST SOLAR INC COM	68,980.00
FLEETWOOD ENTERPRISES INC COM	8,175.00
FORCE PROTN INC COM NEW	16,815.76
FREDS INC CL A	322,800.00
FREEPORT-MCMORAN COPPER & GOLD INC	40,081.60
FTI CONSULTING INC COM	79,977.20
FUEL SYS SOLUTIONS INC COM STK	6,158.88
GAMESTOP CORP NEW CL A	138,624.00
GASCO ENERGY INC COM	24,013.86
GENOPTIX INC COM	24,299.04
GENTEX CORP COM	306,348.02
GENZYME CORP COM	345,124.00
GEO GROUP INC COM STK	523,428.93
GILEAD SCI INC COM	3,262,732.00
GLOBAL INDS LTD COM	260,301.65
GLOBECOMM SYS INC COM	166,769.73
GMX RES INC COM STK	86,265.24
GOLDCORP INC NEW COM	803,289.81

GOLDMAN SACHS GROUP INC COM	303,804.00
GOODRICH PETE CORP COM NEW	499,206.60
GOOGLE INC CL A CL A	2,122,785.00
GRANITE CONST INC COM	348,452.76
GREATBATCH INC COM	365,412.60
GREEN MTN COFFEE ROASTERS	25,812.90
GREENBRIER COS INC COM STK	171,097.35
GUESS INC COM	114,357.50
HAEMONETICS CORP MASS COM	132,492.50
HANGER ORTHOPEDIC GROUP INC COM NEW	10,940.54
HANSEN NAT CORP COM	72,424.80
HARSCO CORP COM	292,024.00
HATTERAS FINL CORP COM REIT	316,939.00
HCC INS HLDGS INC COM	298,262.50
HEALTHCARE SVCS GROUP INC COM	150,219.90
HEARTLAND EXPRESS INC COM	155,551.20
HELIX ENERGY SOLUTIONS GROUP INC COM STK	156,999.40
HELMERICH & PAYNE INC COM	147,078.75
HENRY JACK & ASSOC INC COM	127,038.45
HERBALIFE LTD COM STK	63,305.60
HERCULES OFFSHORE INC COM STK	66,072.50
HEWLETT PACKARD CO COM	3,394,929.50
HILL INTL INC COM	833,500.80
HILLTOP HLDGS INC COM STK	164,995.60
HMS HLDGS CORP COM	19,605.44
HOME BANCSHARES INC COM	9,567.25
HONEYWELL INTL INC COM STK	1,237,691.00
HOT TOPIC INC COM	19,958.31
HUDSON CITY BANCORP INC COM STK	169,654.80
HUNT J B TRANS SVCS INC COM	83,275.90
IBERIABANK CORP COM	390,000.00
ICF INTL INC COM STK	21,695.31
ICU MED INC COM	7,688.48
ILLUMINA INC COM	124,258.50
IMAX CORP COM	2,060.52
IMS HLTH INC COM STK	130,664.04
INGERSOLL-RAND CO CL A COM STK	19,518.75
INSITUFORM TECHNOLOGIES INC CL A COM	16,224.56
INTEGRATED ELECTRICAL SVCS INC COM NEW STK	110,542.44
INTERCONTINENTALEXCHANGE INC COM	135,201.60
INTERMEC INC COM	338,812.64
INTERNATIONAL BUSINESS MACHS CORP COM	597,536.00
INTERNATIONAL SPEEDWAY CORP CL A	214,756.75
INTEROIL CORP COM	402,325.00
INTERTAPE POLYMER GROUP INC COM	69,401.83
INTL FLAVORS & FRAGRANCES INC COM	391,709.60
INTREPID POTASH INC COM	196,048.03
INTUIT COM	105,151.80
INTUITIVE SURGICAL INC COM NEW STK	87,623.10

IPC THE HOSPITALIST CO INC STK	4,426.29
ITT EDL SVCS INC COM	585,551.70
JACOBS ENGR GROUP INC COM	91,871.00
JOHNSON & JOHNSON COM	1,893,619.50
JOS A BK CLOTHIERS INC COM	207,186.45
JPMORGAN CHASE & CO COM	1,617,489.00
JUNIPER NETWORKS INC COM	235,334.40
K12 INC COM STOCK USD.0001	7,631.25
KENNAMETAL INC CAP	408,296.00
KEY ENERGY SVCS INC	142,994.25
KLA-TENCOR CORP	120,280.80
KOHLS CORP COM	223,354.00
K-SWISS INC CL A	361,095.00
LAM RESH CORP COM	164,068.80
LEXMARK INTL INC NEW CL A	154,944.00
LO JACK CORP COM	79,928.00
LOCKHEED MARTIN CORP COM	840,800.00
LOWES COS INC COM	1,461,208.00
LTX-CREDENCE CORP COM	15,306.84
MADDEN STEVEN LTD COM	6,396.00
MANULIFE FINL CORP COM	8,089.25
MARATHON OIL CORP COM	1,047,340.80
MARRIOTT INTL INC NEW COM STK CL A	190,610.00
MARTEK BIOSCIENCES CORP COM STK USD0.10	305,161.08
MARTEN TRANS LTD COM	7,982.16
MARTIN MARIETTA MATLS INC COM	86,401.20
MARVEL ENTMT INC COM	300,581.25
MASCO CORP COM	458,556.00
MATRIXX INITIATIVES INC COM	2,588.93
MCAFEE INC COM	1,051,550.26
MCMORAN EXPL CO COM	397,821.20
MEDCO HEALTH SOLUTIONS INC COM	1,056,132.00
MEDTRONIC INC COM	505,862.00
MERCADOLIBRE INC COM STK	385,848.33
MERCURY GEN CORP NEW COM	228,984.21
MERIT MED SYS INC COM	1,775.07
METLIFE INC COM ISIN US59156R1086	392,175.00
METROPCS COMMUNICATIONS INC COM COM	131,571.00
MFA FINL INC	226,823.90
MFC PENN WEST ENERGY TR TR UNIT	64,607.20
MICRON TECH INC COM	165,522.72
MICROSOFT CORP COM	845,640.00
MLP LAZARD LTD CL A	178,440.00
MOLSON COORS BREWING CO CL B CL B	408,482.00
MONSANTO CO NEW COM	1,210,020.00
MPS GROUP INC COM	221,570.25
MRV COMMUNICATIONS INC COM	196,828.94
MYLAN INC	285,821.00
MYR GROUP INC DEL COM STK	10,790.00

	MYRIAD GENETICS INC COM	703,283.64
	N W PIPE CO COM	4,261.00
	NABORS INDUSTRIES COM USD0.10	30,822.75
	NASH FINCH CO COM	4,668.56
	NAVIO CO LTD COM STK	6,310.52
	NCI INC CL A CL A	20,458.27
	NET 1 UEPS TECHNOLOGIES INC COM NEW NET 1 UEPS TECHNOLOGIES INC	12,727.30
	NEUTRAL TANDEM INC COM STK	9,488.70
	NEWFIELD EXPLORATION	82,950.00
	NEWMONT MINING CORP NEW COM	1,111,761.20
	NEWPARK RES INC COM PAR $0.01 NEW COM PAR $0.01 NEW	289,147.60
	NEWS CORP CL A COM	1,468,344.06
	NIKE INC CL B CL B	775,200.00
*	NORTHERN TRUST CORP COM	160,591.20
	NOVATEL WIRELESS INC COM NEW	188,848.00
	NVIDIA CORP COM	162,207.00
	OCCIDENTAL PETE CORP COM	2,435,594.00
	OCWEN FINL CORP COM NEW COM NEW	15,872.22
	OMNICARE INC COM	1,104,931.28
	OMNICOM GROUP INC COM	555,898.00
	OMNITURE INC COM STK	64,691.20
	ON ASSIGNMENT INC COM	272,585.25
	ON SEMICONDUCTOR CORP COM	254,870.80
	OPTIMER PHARMACEUTICALS INC COM STK	9,082.50
	ORACLE CORP COM	510,624.00
	ORASURE TECHNOLOGIES INC COM	166,884.32
	ORBITAL SCI CORP COM	357,789.60
	ORIGEN FINL INC COM	40,131.80
	ORTHOVITA INC CDT-COM STK ISIN# US68750U1025	6,213.87
	OSI SYS INC COM	208,844.15
	PAC PREMIER BANCORP COM	64,675.14
	PACTIV CORP COM	113,452.80
	PALADINE RESOURCES COM	334,534.98
	PALM HBR HOMES INC COM	226,953.54
	PAN AMERN SILVER CORP COM	406,829.31
	PANERA BREAD CO CL A	50,359.36
	PANTRY INC COM ISIN #US6986571031	130,544.70
	PARTNERRE HLDG LTD COM STK	17,817.50
	PEOPLES UTD FINL INC COM	99,134.80
	PEPSICO INC COM	3,061,643.00
	PEROT SYS CORP CDT-CL A COM STK	223,162.75
	PETAQUILLA RES LTD COM	29,482.20
	PETMED EXPRESS INC COM STK	9,643.61
	PETROHAWK ENERGY CORP COM	426,652.11
	PETROQUEST ENERGY INC COM	49,030.28
	PIKE ELEC CORP COM STK	154,057.50
	PINNACLE FINL PARTNERS INC COM	8,257.37

PIONEER NAT RES CO COM STK	86,077.60
PMC SIERRA INC COM	107,017.20
POLYCOM INC COM	51,067.80
POTASH CORP SASK INC COM	18,744.32
POWER-ONE INC COM	111,115.06
PPL CORP COM ISIN US69351T1060	120,918.60
PRECISION CASTPARTS CORP COM	148,700.00
PRICE T ROWE GROUP INC COM	197,755.20
PRICELINE COM INC COM NEW STK	59,656.50
PRICESMART INC COM STK	14,523.98
PRIDE INTL INC DEL COM	79,772.16
PRIMORIS SVCS CORP COM	211,168.65
PULTE HOMES INC COM	184,498.40
QUALCOMM INC COM	3,144,082.50
QUANTA SVCS INC COM	392,040.00
QUESTAR CORP COM	127,491.00
QUESTCOR PHARMACEUTICALS INC COM	14,607.39
R H DONNELLEY CORP COM NEW	48,275.75
RANGE RES CORP COM	475,648.09
RAYMOND JAMES FNCL INC COM STK	326,326.50
RAYTHEON CO COM NEW COM NEW	775,808.00
REGAL ENTMT GROUP CL A CL A	153,915.75
RESEARCH IN MOTION LTD COM	925,224.00
RICHARDSON ELECTRS LTD COM	128,274.85
ROBERT HALF INTL INC COM	147,405.60
RPM INTL INC	417,306.00
SAFE BULKERS INC COM STK	2,171.00
SANDISK CORP COM	84,000.00
SANDRIDGE ENERGY INC COM	71,401.50
SANDVINE CORP COM	100,721.30
SCHEIN HENRY INC COM	80,718.00
SCHERING-PLOUGH CORP COM	1,188,694.00
SCHLUMBERGER LTD COM STK	1,168,308.00
SCHWAB CHARLES CORP COM NEW	1,144,836.00
SCRIPPS NETWORKS INTERACTIVE INC CL A COM STK	88,594.00
SENSIENT TECHNOLOGIES CORP COM	273,426.00
SEQUENOM INC COM NEW STK	385,669.76
SHERWIN-WILLIAMS CO COM	140,412.50
SHIRE PLC ADR	523,478.20
SIGMA-ALDRICH CORP COM	79,833.60
SMITH INTL INC COM	130,701.90
SONIC SOLUTIONS COM	43,982.40
SOUTHWESTN ENERGY DE COM	720,194.20
SPARTAN STORES INC COM	3,859.50
STANLEY INC COM	19,921.00
STAPLES INC COM	103,219.20
STERICYCLE INC COM	164,052.00
STERLING CONSTR INC COM	9,214.38
STEWART INFORMATION SVCS CORP COM	259,728.93

SUN COMMUNITIES INC COM	169,960.00
SUNCOR INC COM STK NPV	27,787.50
SWITCH & DATA FAC CO INC	12,718.19
SYKES ENTERPRISES INC COM	431,270.72
SYMYX TECHNOLOGIES INC COM	173,002.50
SYNOVIS LIFE TECHNOLOGIES INC COM	4,947.36
SYNOVUS FINL CORP COM	270,580.00
TALISMAN ENERGY INC COM	2,997.00
TARGET CORP COM STK	985,831.50
TECK COMINCO LTD CL B SUB VTG CL B SUB VTG	2,460.00
TELECOMMUNICATION SYS INC CL A	26,276.81
TEXAS INSTRS INC COM	1,288,936.00
THERMO FISHER CORP	909,669.00
TIDEWATER INC COM	545,658.50
TIER TECHNOLOGIES INC CL B DELAWARE	337,662.00
TOLL BROS INC COM	181,083.50
TRANSACT TECHNOLOGIES INC COM	2,763.18
TRANSOCEAN LTD	37,327.50
TRICO MARINE SVCS INC COM NEW	41,101.65
TRILOGY ENERGY TST TRUST UNITS	222,678.66
TX CAP BANCSHARES INC COM	249,832.00
U M H PPTYS INC COM STK	159,489.75
U S AWYS GROUP INC COM	322,526.52
U S HOME SYS INC COM	13,131.30
UBS AG SHS COM	25,382.50
UNION PAC CORP COM	195,980.00
UNITED CMNTY BKS INC BLAIRSVILLE GA CDT-CAP STK CDT-CAP STK	309,148.70
UNVL TECH INST INC COM	13,976.38
URBAN OUTFITTERS INC COM	138,265.40
URS CORP NEW COM	566,947.62
UTD THERAPEUTICS CORP DEL COM STK	83,817.00
VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS INC COM	131,406.24
VIACOM INC NEW CL B	1,427,594.00
VISA INC COM CL A STK	1,342,720.00
VISTAPRINT COM INC COM STK	45,780.60
VIVUS INC COM	3,809.12
VNUS MED TECHNOLOGIES INC COM	9,942.86
VSE CORP COM	9,101.36
WAL-MART STORES INC COM	1,878,010.00
WALT DISNEY CO	928,021.00
WD 40 CO COM STK	133,811.70
WELLS FARGO & CO NEW COM STK	1,162,986.00
WESTERN UNION CO	124,327.80
WESTPORT INNOVATIONS INC COM STK	2,142.00
WILEY JOHN & SONS INC CL A	70,270.50
WILMINGTON TR CORP NEW COM	325,816.00
WMS INDS INC COM STK	163,014.00
WYETH COM	3,238,988.50

	WYNN RESORTS LTD COM		153,826.40
	XTO ENERGY INC COM		377,389.00
	XYRATEX (BERMUDA) LTD COM NPV		43,070.00
	YAMANA GOLD INC COM STK		95,419.20
	YRC WORLDWIDE INC COM		53,080.65
	TOTAL CORPORATE COMMON STOCKS (other than employer securities) & AMERICAN DEPOSITORY RECEIPTS ***	**—**	**159,603,884.05**
	McDONALD'S CORPORATION COMMON STOCK		
*	MC DONALDS CORP COM	65,004,938.26	255,815,890.83
*	MC DONALDS CORP COM		256,541,399.37
*	MC DONALDS CORP COM		744,122,442.33
	TOTAL McDONALD'S CORPORATION COMMON STOCK	**65,004,938.26**	**1,256,479,732.53**
	INTEREST IN REGISTERED INVESTMENT CO.		
	MFO ALLIANCEBERNSTEIN INTL VALUE FD CL I		37,204,637.54
	MFO ARTISAN FDS INC INTL FD INV SHS		21,780,590.73
	MFO DRIEHAUS MUT FDS INTERNATIONAL DISCOVERY FD		14,109,382.09
	MFO FIRST AMERN INVT FDS INC REAL ESTATESECS FD CL Y		19,960,557.72
	MFO VANGUARD INSTL INDEX FD SH BEN INT		85,988,853.84
	TOTAL INTEREST IN REGISTERED INVESTMENT CO.	**—**	**179,044,021.92**
	McDONALD'S LOAN ASSETS		
	PARTICIPANT LOANS (Varying maturity dates and interest rates ranging from 5.0% - 9.25%)		24,383,679
	TOTAL McDONALD'S LOAN ASSETS	**—**	**24,383,679**
	INTEREST BEARING CASH		
*	Northern Trust Collective Short Term Investment Funds		13,825,450.03
*	Northern Trust Collective Short Term Investment Funds		5,984,405.71
*	Northern Trust Collective Short Term Investment Funds		8,968.93
*	Northern Trust Collective Short Term Investment Funds		3,649,575.40
*	Northern Trust Collective Short Term Investment Funds		818.02
*	Northern Trust Collective Short Term Investment Funds		2,351,971.98
*	Northern Trust Collective Short Term Investment Funds		3,507,641.49
*	Northern Trust Collective Short Term Investment Funds		738,567.79
*	Northern Trust Collective Short Term Investment Funds		68,368,085.49
*	Northern Trust Collective Short Term Investment Funds		13,573.40
	TOTAL INTEREST BEARING CASH	**—**	**98,449,058.24**
	WRAPPER CONTRACTS		
	GIC MONUMENTAL LIFE CONTRACT MDA00824TR RATE 3.75% MAT 12/31/2064		286,770.00

GIC NATIXIS CONTRACT # 1333-02RATE: 3.75% MAT 12/31/2064		0.00
GIC STATE STREET CONT 107103 RATE 3.75% MT 12/31/2064		466,299.00
GIC BANK OF AMERICA CONTRACT #07-072 RATE 3.75% MAT 12/31/2064		430,472.00
TOTAL WRAPPER CONTRACTS		**1,183,541.00**
COMMON COLLECTIVE TRUSTS		
JPMCB Intermediate Bond Fund		218,346,533.00
JPMCB Liquidity Fund		5,153,353.00
JPMCB Emerging Markets FI Fund		3,498,386.00
JPMCB Corporate HY Opportunity Fund		5,224,770.00
JPMCB Subadvised Fixed Income PIMCO Fund		109,894,290.00
JPMCB Subadvised Fixed Income WAMCO Fund		106,265,170.00
US Dollar		5,805.00
MFO ACADIAN GLOBAL W OPPORTUNISTIC SHORTING FD		819,717.54
MFO WELLINGTON TR COLTV CORE BD PLUS		21,185,531.36
MFO WELLINGTON TR COLTV SMALL CAP OPPORTUNITIES		4,484,141.09
MFO WTC CIF II INFLATION PROTECTED CORE BD SER 1		8,266,191.07
MFO WTC CIF II INTL EQTY SER 1		13,325,032.86
MFO WTC CIF II LARGE CAP RESH EQTY SER 1		25,377,705.49
MFO WTC CIF II UNCONSTRAINED THEMES SER		12,814,797.46
MFO MELLON EB DAILY LIQUIDITY SMALL CAP FD		11,428,147.93
MFO UNCONSTRAINED THEMES SER 1 WTC-CIF II		1,885,114.53
TOTAL COMMON COLLECTIVE TRUSTS	**—**	**547,974,686.33**
UNITED STATES TREASURY BONDS		
US TREASURY N/B 2.625% MAT 05-31-2010		731,438.45
US TREASURY N/B 2.625% MAT 05-31-2010		180,284.13
US TREASURY N/B 2.875% MAT 06-30-2010		31,067.58
US TREASURY N/B 2.875% MAT 06-30-2010		305,497.87
US TREASURY N/B 2% MAT 09-30-2010		702,231.86
TOTAL UNITED STATES TREASURY BONDS ***		**1,950,519.89**
POOLED CASH COLLATERAL		
USA CORE COLLATERAL POOL		31,505,594.16
TOTAL POOLED CASH COLLATERAL		**31,505,594.16**
TOTAL ASSETS	**65,004,938.26**	**2,300,256,093.54**

*   Party In Interest

**   Historical cost is disclosed only for nonparticipant-directed investments

***   Includes securities loaned

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald's Corporation Profit Sharing and Savings Plan

Dated: June 11, 2009

By: /s/ Michael D. Richard

Michael D. Richard
Chair of the Administrative Committee

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-149990, No. 333-139415, No. 333-121092, No. 3324958, and No. 3349817 on Form S-8 of McDonald s Corporation Profit Sharing and Savings Plan of our report dated June 11, 2009, appearing in this Annual Report on Form 11-K of McDonald' s Corporation Profit Sharing and Savings Plan for the year ended December 31, 2008.

<u>/s/ Crowe Horwath LLP</u>

Oak Brook, Illinois
June 11, 2009